MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JUNE 30, 2013

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three and six months ended June 30, 2013 and audited consolidated financial statements for the year ended December 31, 2012, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of dollars unless otherwise indicated. All information contained in this MD&A is current as of August 12, 2013 unless otherwise stated.

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Qualified Persons

Leonel Lopez, C.P.G., P.G. of Runge Pincock Minarco (formerly Pincock Allen & Holt) is the independent Qualified Person for the Company. Ramon Davila, Ing., the Company’s Chief Operating Officer and Carlos Wong, M.Sc., Ore Reserves Compliance Manager, are also certified Qualified Persons. Leonel Lopez has reviewed the technical information reported in the National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Ramon Davila has reviewed this MD&A for QP technical disclosures. All National Instrument 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

925 West Georgia Street, Suite 1805, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

2013 SECOND QUARTER HIGHLIGHTS

	Second Quarter	Second Quarter			First Quarter
	2013	2012	Change		2013	Change
Operating
Silver Equivalent Ounces Produced	3,268,117	2,102,222	55%		2,731,792	20%
Silver Ounces Produced (excluding equivalent ounces from by-products)	2,767,966	1,917,248	44%		2,437,664	14%
Payable Silver Ounces Produced(1)	2,689,222	1,888,132	42%		2,224,819	21%
Total Cash Costs per Ounce(2)	$9.43	$8.83	7%		$9.49	(1%	)
Total Production Cost per Tonne(2)	$39.57	$26.97	47%		$31.79	24%
Average Realized Silver Price Per Ounce ($/eq. oz.)(2)	$22.19	$28.69	(23%	)	$29.63	(25%	)
Financial
Revenues ($ millions)	$48.4	$54.8	(12%	)	$67.1	(28%	)
Mine Operating Earnings ($ millions)	$14.3	$31.1	(54%	)	$34.6	(59%	)
Net Earnings ($ millions)	$0.2	$15.3	(99%	)	$26.5	(99%	)
Operating Cash Flows Before Movements in Working Capital and Income Taxes ($ millions)	$34.8	$30.6	14%		$44.9	(22%	)
Cash and Cash Equivalents ($ millions)	$78.9	$70.9	11%		$110.1	(28%	)
Working Capital ($ millions)	$80.4	$94.6	(15%	)	$108.3	(26%	)
Shareholders
Earnings Per Share ("EPS") - Basic	$0.00	$0.14	(99%	)	$0.23	(99%	)
Cash Flow Per Share(2)	$0.30	$0.29	3%		$0.38	(22%	)
Weighted Average Shares Outstanding for the Periods	116,921,685	105,798,950	11%		116,895,218	0%

(1)	Payable Silver Ounces Produced is equivalent to Silver Ounces Produced less metal deductions from smelters and refineries.
(2)

The Company reports non-GAAP measures which include Total Cash Costs per Ounce, Total Production Cost per Tonne, Average Realized Silver Price per Ounce and Cash Flow Per Share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See Reconciliation to IFRS on pages 18 and 19.

OPERATIONAL HIGHLIGHTS

  Silver equivalent production in the second quarter increased to a record 3,268,117 ounces, an increase of 20% compared to 2,731,792 ounces in the first quarter of 2013. The new Del Toro Silver Mine, which achieved Phase 1 commercial production on April 1, 2013, contributed 499,357 ounces of production in the second quarter compared to 176,495 ounces in the previous quarter. Compared to the same quarter of the prior year, silver equivalent production increased by 55% primarily attributed to additional production from the new Del Toro mine, acquisition of the La Guitarra mine in July 2012 and its subsequent expansion from 350 tpd to the current 500 tpd.

  Silver ounces produced increased to a record 2,767,966 ounces, an increase of 14% compared to 2,437,664 ounces of pure silver in the first quarter of 2013, and an increase of 44% compared to the ounces produced in the second quarter of 2012.

  Cash costs remained relatively unchanged from $9.49 in the prior quarter to $9.43 in the second quarter of 2013, and increased by 7% compared to $8.83 in the second quarter of 2012. The increase in cash cost compared to the same quarter of the prior year was primarily attributed to 9% appreciation of the Mexican peso against the US dollar.

  Production cost per tonne was $39.57 in the second quarter, an increase of 24% from $31.79 in the first quarter of 2013. Compared to the second quarter of 2012, production cost per tonne increased from $26.97, or 47%, primarily due to addition of the Del Toro and La Guitarra mines, which had higher production cost per tonne of $40.38 and $49.90, respectively. In addition, production cost per tonne at La Encantada increased by 63% compared to the second quarter of 2012 due to the change in mix of fresh ore to old tailings.

  Phase 2 construction of the Del Toro Silver Mine, which will include the addition of a 1,000 tpd cyanidation circuit, is in progress and is scheduled to begin production late in the third quarter of 2013. This second circuit, bringing the total throughput to 2,000 tpd, will introduce the production of silver doré bars. The third and final phase of expansion doubling production to 2,000 tpd flotation and 2,000 tpd cyanidation will continue until the third quarter of 2014, at which time Del Toro is expected to become the Company’s largest producing operation, projected to produce at an annualized rate of approximately six million ounces of silver per year, with significant amounts of lead and zinc.

  The expansion of the La Guitarra processing plant from 350 tpd to 500 tpd was completed in the second quarter as commercial production reached 500 tpd in the month of May 2013. The expansion is expected to increase La Guitarra’s output to approximately 1.2 million ounces of silver equivalent annually, representing over one million ounces of pure silver plus a modest amount of gold.

  The Company’s expansion project at the San Martin Silver Mine is progressing according to plan and is expected to be completed in the third quarter of 2013 with production stepping up from 900 tpd to 1,300 tpd for the fourth quarter of 2013.

  During the second quarter, the Company received a positive judgment from the Supreme Court of British Columbia on the Bolaños trial (see note 22 of condensed interim consolidated financial statements), which awarded a net opportunity loss of $93.8 million in favour of First Majestic. The amount does not include pre-judgment interest or legal costs, of which a portion is recoverable. In June 2013, the Company received $14.1 million as partial payment of the judgment.

  From May to June, 2013, the Company responded to the recent decline in silver prices by reviewing its discretionary investment plans for 2013 and committed to reduce investments in exploration, development, plant and equipment by $50.0 million dollars from its original 2013 budget, focusing on reducing exploration and development and postponing investments in non-critical areas that will not impact production guidance. Budget changes included:

>	Reduction of cash costs;
>	Increase of operating parameters and efficiencies;
>	Reduction of exploration and development programs;
>	Reduction of sustaining capital;
>	Reduction of general and administrative costs;
>	Reduction of warehouse inventories and operating supplies; and
>	10% reduction in personnel costs.

FINANCIAL HIGHLIGHTS

  Net earnings for the second quarter of 2013 was $0.2 million (EPS of $nil), compared to net earnings of $26.5 million (EPS of $0.23) in the first quarter of 2013 and net earnings of $15.3 million (EPS of $0.14) in the second quarter of 2012. While the Company achieved production growth of 55% compared to the same quarter of the prior year, earnings were affected by the suspension of silver sales in early June and market conditions as the price of silver declined by over 30% during the quarter. As a result of the dramatic fall in silver prices in a very short timeframe, the Company held approximately 700,000 ounces of silver in inventory at quarter end in an attempt to maximize future profits. This suspension of sales resulted in lower revenues by approximately $14.8 million and profits by $7.6 million for the second quarter, or an impact of reducing EPS by $0.06 in the quarter.

  Adjusted EPS (a non-GAAP measure) for the second quarter of 2013 was $0.07, after excluding non-cash and non-recurring items, such as share-based payments, loss on investment in silver futures and marketable securities, and a gain on fair value adjustment of the prepayment facility.

  Generated revenues of $48.4 million for the second quarter of 2013, a decrease of 28% compared to the first quarter of 2013, primarily due to 25% decrease in average realized silver price per ounce and management’s decision to suspend approximately 700,000 ounces of silver sales near quarter end in an attempt to maximize future profits. Revenues decreased 12% despite a 55% increase in production over the same period compared to the second quarter of 2012, primarily due to a 23% decline in average realized silver price per ounce.

  Recognized mine operating earnings of $14.3 million compared to $34.6 million in the first quarter of 2013 and $31.1 million in the second quarter of 2012. The decrease in mine operating earnings was attributed to lower revenues and higher depreciation, depletion and amortization expense related to the increased production rates and the addition of plant, equipment and mineral properties related to the addition of two new mines, the La Guitarra and Del Toro mines.

  Cash flows from operations before movements in working capital and income taxes (an additional GAAP measure) in the second quarter of 2013 decreased by 22% to $34.8 million ($0.30 per share) compared to $44.9 million ($0.38 per share) in the first quarter of 2013, and increased by 14% compared to $30.6 million ($0.29 per share) in the second quarter of 2012. The decrease in cash flows from operations compared to the first quarter of 2013 was attributed to lower gross margin as a result of the 25% decrease in silver prices and management's decision to suspend approximately 700,000 ounces of silver sales near the end of the second quarter.

  During the second quarter, the Company invested approximately $2.4 million (CAD$2.5 million) to repurchase and cancel 215,000 common shares of the Company under the previously disclosed Normal Course Issuer Bid.

  The Company performs impairment testing annually and when impairment indicators are present. The decline in silver prices towards the end of the second quarter of 2013 was an indicator of potential impairment. Consequently, impairment testing was performed for each of the Company’s projects based on life of mine cash flow projections, considering reasonable assumptions for factors such as future metal prices, production based on current estimates of recoverable mineral reserves and mineral resources, future operating costs, capital expenditures, inflation and long-term foreign exchange rates. Based on these assessments, the Company has concluded that there are no impairment charges in respect to its mining interests as at June 30, 2013.

REVIEW OF OPERATING RESULTS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2013		2012				2011
Production Highlights	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Ore processed/tonnes milled
La Encantada	269,517	368,679	407,221	388,462	382,172	337,940	369,310	366,308
La Parrilla	193,470	204,660	186,434	175,630	169,786	147,938	121,109	89,972
Del Toro (1)	74,193	45,391	-	-	-	-	-	-
San Martin	85,483	80,046	77,803	72,257	63,841	72,305	74,584	73,879
La Guitarra(2)	45,735	31,581	30,160	30,339	-	-	-	-
Consolidated	668,398	730,357	701,618	666,688	615,799	558,183	565,003	530,159
Silver ounces produced
La Encantada	1,104,973	1,116,732	1,099,154	1,068,863	1,022,094	846,391	1,076,096	1,020,467
La Parrilla	710,979	725,218	758,692	708,021	690,954	719,143	628,836	449,771
Del Toro (1)	369,772	148,084	-	-	-	-	-	-
San Martin	371,301	259,884	253,212	238,514	204,200	261,269	252,725	238,627
La Guitarra(2)	210,941	187,746	200,088	189,839	-	-	-	-
Consolidated	2,767,966	2,437,664	2,311,146	2,205,237	1,917,248	1,826,803	1,957,657	1,708,865
Silver equivalent ounces produced
La Encantada	1,132,399	1,136,603	1,117,254	1,090,966	1,041,292	861,506	1,092,189	1,029,336
La Parrilla	952,819	906,192	931,718	851,628	843,307	860,739	738,919	511,301
Del Toro (1)	499,357	176,495	-	-	-	-	-	-
San Martin	402,798	276,442	267,635	257,688	217,623	284,974	270,420	251,133
La Guitarra(2)	280,744	236,060	246,319	237,803	-	-	-	-
Consolidated	3,268,117	2,731,792	2,562,926	2,438,085	2,102,222	2,007,219	2,101,528	1,791,770
Cash cost per ounce
La Encantada	$8.85	$8.79	$7.87	$8.19	$8.35	$9.69	$7.49	$8.04
La Parrilla	$9.20	$7.36	$8.48	$8.58	$8.35	$8.14	$8.22	$7.90
Del Toro (1)	$8.20	$-	$-	$-	$-	$-	$-	$-
San Martin	$10.91	$13.87	$12.88	$12.96	$12.75	$8.67	$9.70	$10.74
La Guitarra(2)	$13.21	$16.85	$18.45	$13.62	$-	$-	$-	$-
Consolidated	$9.43	$9.49	$9.26	$9.19	$8.83	$8.96	$8.01	$8.39
Production cost per tonne
La Encantada	$34.70	$25.65	$20.06	$21.52	$21.30	$23.27	$20.78	$21.46
La Parrilla	$37.79	$31.78	$32.39	$36.32	$33.46	$38.87	$42.46	$41.32
Del Toro (1)	$40.38	$-	$-	$-	$-	$-	$-	$-
San Martin	$52.62	$48.18	$45.46	$45.94	$43.66	$38.64	$38.64	$37.20
La Guitarra(2)	$49.90	$62.01	$68.59	$65.09	$-	$-	$-	$-
Consolidated	$39.57	$31.79	$28.24	$30.05	$26.97	$29.24	$27.47	$26.86

(1)	The Del Toro Silver Mine was inaugurated on January 23, 2013 and achieved commercial production on April 1, 2013.
(2)	The above table only includes La Guitarra’s operating results since the mine was acquired by the Company on July 3, 2012.

Consolidated Production Results for the Three and Six Months Ended June 30, 2013 and 2012

Quarter Ended June 30		CONSOLIDATED FIRST MAJESTIC	Year to Date Ended June 30,
2013	2012	RESULTS	2013	2012
668,398	615,799	Ore processed/tonnes milled (3)(4)	1,398,755	1,173,982
201	164	Average silver grade (g/t)	190	171
64%	59%	Recovery (%)	61%	58%
2,767,966	1,917,248	Total silver ounces produced	5,205,630	3,744,051
-	-	Pre-commercial silver ounces produced (3)(4)	148,084	28,639
2,767,966	1,917,248	Commercial silver ounces produced	5,057,546	3,715,412
2,689,222	1,888,132	Payable silver ounces produced (1)	4,914,041	3,654,292
1,995	533	Gold ounces produced	3,579	1,144
5,946,539	3,005,209	Pounds of lead produced	10,004,653	6,181,871
2,898,093	1,423,890	Pounds of zinc produced	4,577,471	2,744,616
5,076	4,628	Tonnes of iron ore produced	9,430	9,224
3,268,117	2,102,222	Total production - ounces silver equivalent	5,999,909	4,109,441
$9.43	$8.83	Total cash cost per ounce (1)(3)(4)	$9.45	$8.90
$9.83	$8.80	Total production cost per ounce (1)(2)(3)(4)	$9.82	$8.94
$39.57	$26.97	Total production cost per tonne (1)(2)(3)(4)	$35.73	$28.05
13,479	13,627	Underground development (m)	29,054	27,870
25,469	35,965	Diamond drilling (m)	42,431	65,159

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 18.

(2)

Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

(3)

The cyanidation circuit for the La Parrilla mill expansion project was commissioned effective March 1, 2012. During the quarter ended March 31, 2012, the net margin of $0.6 million (Revenue of $1.0 million less costs of sales of $0.4 million) in connection with the sale of 30,456 ounces of silver equivalent during the pre-operating period was recorded as a reduction of assets under construction. The tables above include the production from the cyanidation circuit expansion, however, average silver grade, recovery, total cash costs per ounce, production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 9,118 tonnes of ore processed and 30,456 ounces of silver equivalent during the quarter ended March 31, 2012.

(4)

During the quarter ended March 31, 2013, the Del Toro mine had not achieved commercial stage of production. Therefore, pre-operating revenue of $3.5 million and cost of sales of $4.8 million were capitalized as assets under construction during the quarter ended March 31, 2013. As at April 1, 2013, management concluded the plant was commissioned and all revenues and expenses ceased to be capitalized and began to be treated as operating in nature. The table above includes the production from the Del Toro mine, however, total cash costs per ounce, total production cost per ounce and total production cost per tonne exclude pre-commercial stage production of 45,391 tonnes of ore processed and 148,084 ounces of silver ounces produced.

Production

Total production for the second quarter of 2013 increased by 55% to 3,268,117 ounces of silver equivalent compared to the 2,102,222 ounces of silver equivalent produced in the second quarter of 2012. Production in the second quarter consisted of 2,767,966 ounces of silver, 1,995 ounces of gold, 5,946,539 pounds of lead, 2,898,093 pounds of zinc and 5,076 tonnes of iron ore, compared to 1,917,248 ounces of silver, 533 ounces of gold, 3,005,209 pounds of lead, 1,423,890 pounds of zinc and 4,628 tonnes of iron ore produced in the second quarter of 2012.

Compared to the first quarter of 2013, production increased by 20% from 2,731,792 ounces of silver equivalents, which consisted of 2,437,664 ounces of silver, 4,058,114 pounds of lead, 1,584 ounces of gold, 1,679,378 pounds of zinc and 4,354 tonnes of iron ore. The increase in production in the second quarter was primarily due to production of 499,357 silver equivalent ounces from the Del Toro mine, and improved performance compared to the previous quarter at La Parrilla, San Martin and La Guitarra mines.

The total ore processed during the quarter at the Company’s five operating silver mines amounted to 668,398 tonnes milled, representing a decrease of 8% over the previous quarter, due to an optimization at the La Encantada mine to increase the proportion of higher grade fresh ore, which resulted in lower combined throughput at the plant.

Cash Cost per Ounce

Total cash cost per ounce, a non-GAAP measure, for the second quarter of 2013 was $9.43 per ounce of payable silver compared to $9.49 in the first quarter of 2013 and $8.83 in the second quarter of 2012.

Cash cost per ounce for the second quarter consists of production costs of $9.83 per ounce, transportation, smelting and refining costs of $3.18 per ounce, royalty cost (La Parrilla’s Quebradillas mine) of $0.06 per ounce, offset with by-product credits of $3.64. Compared to the second quarter of 2012, the increase in cash cost per ounce of $0.60 was primarily attributed to $1.03 increase in production costs per ounce, offset by $1.29 increase in by-product credits per ounce. Consolidated production cost per ounce was 12% higher primarily due to a 9% appreciation of the Mexican peso against the US dollar, and the addition of the La Guitarra mine, which had a higher production cost of $12.84 per ounce. By-product credits increased 55% due to higher gold production from the La Guitarra mine and increased lead and zinc production from the new Del Toro flotation plant as well as the expanded La Parrilla flotation plant.

Head Grades and Recoveries

The overall average head grade for the second quarter of 2013 was 201 grams per tonne (“g/t”), a 22% increase compared to 164 g/t in the second quarter of 2012 and 11% increase compared to 181 g/t in the first quarter of 2013. The increase from the same quarter of the prior year was primarily attributed to 46% increase in head grades from La Encantada, due to a greater proportion of fresh ore being processed, 25% higher grades from San Martin as the mine began extracting ore from the Rosario mine during the quarter, offset by an 8% lower head grade from the La Parrilla mine.

Combined recoveries of silver for all mines in the second quarter were 64%, a notable increase compared to 57% in the first quarter of 2013 due to improved recoveries at La Encantada and a recovery rate of 72% at Del Toro for its first quarter of commercial production. Comparatively, average recoveries were 59% in the second quarter of 2012.

Development and Exploration

The Company has focused on rationalizing development and exploration costs in light of the current commodity price environment. A total of 13,479 metres of underground development were completed in the second quarter of 2013, a decrease of 13% compared to 15,575 metres completed in the previous quarter. This decrease is part of a planned reduction of capital expenditures that began in the second quarter and is planned to further reduce investments in the second half of 2013. However, as some of the Company’s development programs are expansionary and focused on preparing underground accesses and stopes for increased production rates over the next two years, a careful review is being conducted in order that development cutbacks do not impact future production guidance.

During the second quarter of 2013, a total of 25,469 metres were drilled over 132 holes consisting primarily of definition drilling and surface exploration drilling, representing a 50% increase from the 16,962 metres drilled in the first quarter of 2013 and 29% decrease from the 35,965 metres drilled in the second quarter of 2012. However, as a result of cost cutting, most of these drilling contracts have now been cancelled. Budgeted exploration metres for the remainder of the year, subsequent to the most recent budget reductions, is forecasted to be 15,538 metres with the majority of these metres planned to be drilled by the Company’s own personnel and equipment and only for the support of mining production. During the quarter, the Company had a total of 13 diamond drill rigs operating throughout its properties. There are currently eight active drill rigs at the Company’s five operating mines, which will be reduced to seven rigs in the fourth quarter.

This reduction of definition and exploratory drilling is estimated to delay the release of the planned NI 43-101 Technical Report updates to mid-2014.

During the second quarter of 2013, the Company spent $24.9 million on its mineral properties and a further $25.1 million on plant and equipment. This compares to $18.5 million invested in mineral properties and $14.6 million in plant and equipment in the second quarter of 2012. The increase in capital expenditures was primarily attributed to the underground development at Del Toro and equipment purchased and installed to prepare for the startup of the second stage 1,000 tpd cyanidation circuit at the Del Toro mine, plus the investment in the ore shaft at the La Parrilla mine.

La Encantada Silver Mine, Coahuila, Mexico
Production Results for the Three and Six Months Ended June 30, 2013 and 2012

Quarter Ended June 30		LA ENCANTADA	Year to Date Ended June 30,
2013	2012	4,000 tpd Cyanidation Plant	2013	2012
269,517	382,172	Ore processed/tonnes milled	638,196	720,112
247	169	Average silver grade (g/t)	226	175
52%	49%	Recovery (%)	48%	46%
1,104,973	1,022,094	Total silver ounces produced	2,221,705	1,868,485
1,099,858	1,016,983	Payable silver ounces produced (1)	2,211,006	1,859,009
51	63	Gold ounces produced	123	82
5,076	4,628	Tonnes of iron ore produced	9,430	9,224
1,132,399	1,041,292	Total production - ounces silver equivalent	2,269,002	1,902,798
$8.85	$8.35	Total cash cost per ounce (1)	$8.82	$8.97
$8.50	$8.01	Total production cost per ounce (1)(2)	$8.51	$8.62
$34.70	$21.30	Total production cost per tonne (1)(2)	$29.48	$22.23
3,597	3,535	Underground development (m)	7,727	7,456
2,140	5,451	Diamond drilling (m)	6,296	11,489

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 18.

(2)

Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

The La Encantada Silver Mine is a producing underground mine located in the northern Mexico State of Coahuila, 708 kilometres north east of Torreon, accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada mine consists of a 4,000 tpd cyanidation plant, a 1,000 tpd flotation plant (currently in care-and-maintenance except for the crushing, grinding and thickener areas), a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 kilometres away via mostly-paved road. The Company owns 100% of the La Encantada Silver Mine.

A total of 1,132,399 equivalent ounces of silver were produced by the La Encantada plant during the second quarter of 2013. Production in the second quarter of 2013 was consistent compared with the 1,136,603 equivalent ounces of silver produced in the first quarter of 2013, but was an increase of 9% compared to the 1,041,292 equivalent ounces of silver produced in the second quarter of 2012, primarily due to a 46% increase in ore grade and an increase in the proportion of fresh ore to old tailings.

Tonnage milled in the second quarter decreased 27% to 269,517 tonnes compared to 368,679 tonnes processed in the first quarter of 2013, and decreased 29% compared to the 382,172 tonnes processed in the second quarter of 2012. The average head grade increased 17% to 247 g/t compared to 211 g/t in the first quarter of 2013 and increased 46% compared to 169 g/t in the second quarter of 2012, primarily due to a higher percentage of fresh ore production versus old tailings.

During the second quarter, the mix of fresh ore to old tailings processed through the plant was altered by reducing the tailings feed by almost 50% while slightly increasing the feed of fresh ore. The result was a 29% reduction in total throughput in the quarter with an average of 3,171 tpd consisting of 1,741 tpd of fresh mine ore and 1,430 tpd of tailings material. The reduction of tonnage milled resulted in various cost savings, such as reduction in cyanide consumption and equipment operating costs at the mill. However, with the increase of fresh ore from the mine and reduction of old tailings, the cost per tonne of production has increased. Total production cost per tonne for La Encantada was $34.70 during the second quarter compared to $25.65 in the previous quarter, but cash cost per ounce was relatively consistent at $8.85 compared to $8.79 in the previous quarter.

The increase of fresh ore from 38% to 55% of the throughput, had a resulting 17% positive impact on head grades which averaged 247 g/t during the quarter, compared to 211 g/t in the previous quarter, and also caused a 16% increase in recoveries which increased from 45% to 52% compared to the prior quarter.

A new portable crushing unit was acquired and installed in the quarter to enable the increase of fresh ore that was achieved in the quarter. Further improvements are currently underway in the crusher circuit to expand it again to 2,000 tpd by the third quarter of 2014.

A total of 3,597 metres were developed underground in the second quarter of 2013 compared to 4,130 metres in the first quarter of 2013, representing a decrease of 13%, and consistent with 3,535 metres of development completed in the second quarter of 2012. Currently, the primary areas of focus are the surrounding ore bodies of the Milagros and San Javier breccia pipes. Additionally, development and production continues at the San Francisco vein and the “990” and “990-2” chimneys. At the newly discovered Regalo vein, a new high volume area of breccia was prepared for long-hole drilling aimed at increasing the production of fresh ore to a rate of 2,000 tpd in the next year.

Although the Company had just recently planned to reduce the number of rigs to only one for the last half of 2013, temporarily, at least until the beginning of the fourth quarter, the Company has retained two additional rigs defining the new areas to generate the data required to prepare the updated NI 43-101 Technical Report. The Company anticipates that during the fourth quarter of 2013, two rigs will be removed and only one underground rig will remain active to support mining activities. The Company’s original plan of having an updated NI 43-101 Technical Report released prior to year end will be delayed until the first half of 2014 due to budget cuts.

A total of 2,140 metres of diamond drilling were completed in the second quarter of 2013 compared to 4,156 metres in the first quarter of 2013, representing a decrease of 49%, and a decrease of 61% from the 5,451 metres in the second quarter of 2012.

La Parrilla Silver Mine, Durango, Mexico

Production Results for the Three and Six Months Ended June 30, 2013 and 2012

Quarter Ended June 30		LA PARRILLA	Year to Date Ended June 30,
2013	2012	2,000 tpd (1,000 tpd Cyanidation & 1,000 tpd Flotation)	2013	2012
193,470	169,786	Ore processed/tonnes milled (3)	398,130	317,724
153	166	Average silver grade (g/t)	150	175
75%	76%	Recovery (%)	75%	79%
710,979	690,954	Total silver ounces produced	1,436,197	1,410,097
-	-	Pre-commercial silver ounces produced (3)	-	28,639
710,979	690,954	Commercial silver ounces produced	1,436,197	1,381,458
689,379	667,969	Payable silver ounces produced (1)	1,390,637	1,331,281
211	226	Gold ounces produced	500	360
3,978,798	3,005,209	Pounds of lead produced	7,307,033	6,181,871
1,758,510	1,423,890	Pounds of zinc produced	3,385,575	2,744,616
952,819	843,307	Total production - ounces silver equivalent	1,859,011	1,704,046
$9.20	$8.35	Total cash cost per ounce (1)(3)	$8.26	$8.23
$10.60	$8.50	Total production cost per ounce (1)(2)(3)	$9.93	$8.31
$37.79	$33.46	Total production cost per tonne (1)(2)(3)	$34.70	$35.89
3,088	5,247	Underground development (m)	6,802	10,286
4,065	6,816	Diamond drilling (m)	10,548	12,385

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 18.

(2)

Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

(3)

The cyanidation circuit for the La Parrilla mill expansion project was commissioned effective March 1, 2012. During the quarter ended March 31, 2012, the net margin of $0.6 million (Net Revenue of $1.0 million less Costs of Sales of $0.4 million) in connection with the sale of 30,456 ounces of silver equivalent during the pre-operating period was recorded as a reduction of construction in progress. The tables above include the production from the cyanidation circuit expansion, however, average silver grade, recovery, total cash costs per ounce, production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 9,118 tonnes of ore processed and 30,456 ounces of silver equivalent during the quarter ended March 31, 2012.

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, Mexico, is a complex of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos, Vacas and Quebradillas mines which are connected via above-ground gravel road-ways. The total mining concessions consist of 69,460 hectares and the Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, buildings, offices and associated infrastructure.

The plant, including flotation and cyanidation circuits, was operating at a combined average throughput of 2,359 tpd in the second quarter of 2013. In the cyanidation circuit, the construction of three new leaching tanks, which commenced in February 2013, is now completed and is expected to allow for longer leaching time with the objective of further increasing recoveries in cyanidation.

Total production at the La Parrilla mine was 952,819 equivalent ounces of silver in the second quarter of 2013, which was an increase of 5% compared to the first quarter of 2013 due to an increase in grade and recoveries of lead and zinc, and an increase of 13% compared to the second quarter of 2012, due to 14% increase in tonnage processed. The composition of the silver equivalent production in the second quarter of 2013 consisted of 710,979 ounces of silver, 211 ounces of gold, 3,978,798 pounds of lead and 1,758,510 pounds of zinc. This compares with a composition of 725,218 ounces of silver, 289 ounces of gold, 3,328,235 pounds of lead and 1,627,065 pounds of zinc produced in the first quarter of 2013, and 690,954 ounces of silver, 226 ounces of gold, 3,005,209 pounds of lead and 1,423,890 pounds of zinc in the second quarter of 2012.

In the second quarter of 2013, a total of 193,470 tonnes of ore were processed at La Parrilla, representing a decrease of 5% when compared with the 204,660 tonnes processed in the first quarter of 2013, and an increase of 14% when compared with the 169,786 tonnes processed in the second quarter of 2012. During the quarter, 81,949 tonnes of oxide ore with an average grade of 110 g/t were extracted from the open pit area at the Quebradillas mine compared to 80,672 tonnes of oxide ore with an average grade of 114 g/t in the first quarter of 2013. Combined recovery levels of silver for both circuits in the second quarter were 75% compared to 74% in the first quarter of 2013 and 76% in the second quarter of 2012.

A total of 3,088 metres of underground development were completed in the second quarter of 2013, compared to 3,714 metres in the first quarter of 2013 and 5,247 metres in the second quarter of 2012. As part of the current improvements underway at La Parrilla, the Company commenced construction of an extensive underground ore haulage system at Level 11 to a new San José production shaft in the Rosa-Rosarios area also under construction. This new ramp system and an underground electric rail system, projected to cost $20 million will eventually allow for the replacement of the current above ground trucking system of ore to the mill. Once completed, this investment is expected to improve logistics and the transportation of ore to the mill, ultimately reducing overall operating costs and thereby delivering operational efficiencies. However, with the recent reduction of capital expenditure budget, the pace of this project has been slowed down and is now expected to be completed in early 2015 versus mid-2014.

A total of 4,065 metres of diamond drilling were completed in the second quarter of 2013 compared to 6,483 metres of diamond drilling in the first quarter of 2013 and 6,816 metres in the second quarter of 2012. Three drill rigs were operating during the quarter and one rig will remain active for the remainder of the year following the recent budget cuts. The focus of the current exploration program has been the Rosarios, Quebradillas, Vacas, San Marcos, La Intermedia and La Blanca mines, as well as the Viboras, San Nicolas and the newly discovered La Estrella vein areas. The results from this exploration program are expected to be included in an updated NI 43-101 Technical Report which will now be delayed until the first half of 2014, due to budget cuts.

Del Toro Silver Mine, Zacatecas, Mexico

Production Results for the Three and Six Months Ended June 30, 2013 and 2012

Quarter Ended June 30		DEL TORO	Year to Date Ended June 30,
2013	2012	1,000 tpd Flotation Plant	2013	2012
74,193	n/a	Ore processed/tonnes milled	119,584	n/a
216	n/a	Average silver grade (g/t)	197	n/a
72%	n/a	Recovery (%)	68%	n/a
369,772	n/a	Total silver ounces produced	517,856	n/a
-	n/a	Pre-commercial silver ounces produced	148,084	n/a
369,772	n/a	Commercial silver ounces produced	369,772	n/a
352,685	n/a	Payable silver ounces produced (1)	352,685	n/a
83	n/a	Gold ounces produced	109	n/a
1,967,741	n/a	Pounds of lead produced	2,697,620	n/a
1,139,583	n/a	Pounds of zinc produced	1,191,896	n/a
499,357	n/a	Total production - ounces silver equivalent	675,852	n/a
$8.20	n/a	Total cash cost per ounce (1)(2)	$8.20	n/a
$8.50	n/a	Total production cost per ounce (1)(2)	$8.50	n/a
$40.38	n/a	Total production cost per tonne (1)(2)	$40.38	n/a
3,194	2,673	Underground development (m)	7,166	5,430
6,579	11,632	Diamond drilling (m)	7,774	20,014

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 18.

(2)

During the three months ended March 31, 2013, the Del Toro mine had not achieved commercial stage of production. Therefore, pre- operating revenue of $3.5 million and cost of sales of $4.8 million were capitalized as assets under construction during the quarter ended March 31, 2013. As at April 1, 2013, management concluded the plant was commissioned and all revenues and expenses ceased to be capitalized and began to be treated as operating in nature. The table above includes the production from the Del Toro mine, however, total cash costs per ounce, total production cost per ounce and total production cost per tonne exclude pre-commercial stage production of 45,391 tonnes of ore processed and 148,084 ounces of silver ounces produced.

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine where construction of a 4,000 tpd dual-circuit flotation / cyanidation plant is currently underway. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. First Majestic owns 100% of the Del Toro Silver Mine.

The current mine construction plan involves scaling up the plant capacity over a three year period commencing at 1,000 tpd in early 2013, expanding to 2,000 tpd by the fourth quarter of 2013 and reaching 4,000 tpd by late 2014. The newly commissioned 1,000 tpd flotation plant achieved commercial production on April 1, 2013. Beginning in the second quarter, all revenues and associated operating costs are treated as commercial production rather than being capitalized as in the first quarter of 2013.

Mill throughput during the second quarter has averaged 905 tpd in the second quarter with head grades of 216 g/t silver, 3.4% lead and 3.3% zinc compared to 166 g/t silver, 2.5% lead and 2.9% zinc in the pre-commercial stage in the first quarter. Further ongoing daily improvements are underway with a focus toward increasing daily tonnage, recoveries, quality of concentrate production and other plant optimizations.

The tailings filter area is progressing well with all four filters now on site. Filters #1 and #2 for the flotation circuit are fully functional. Filter #3 for the 1,000 tpd cyanidation circuit is currently being installed. Filter #4 will be installed later for Phase 3 implementation. These filters will allow the mill to operate with approximately 80% of its water consumption coming from recycled water. Recycling mill waste water is not only cost efficient and environmentally friendly, it also reduces the operational risk in the event that local water supplies are threatened by natural disruptions such as severe droughts. Del Toro is now the third operation under control of First Majestic that utilizes this new environmentally friendly tailings filtration technology.

Phase 2 of production, which will include the addition of a 1,000 tpd cyanidation circuit for the production of silver doré bars, is scheduled to begin in the fourth quarter of 2013. This represents approximately a three month delay from the original schedule due to delays created by the late delivery of some critical equipment such as the precipitates filter presses that are now scheduled to arrive on-site in September. The installation of the 12’ by 14’ ball mill for oxides and the cyanidation circuit commenced in early June and is expected to be completed in August 2013. The new leaching tanks have been constructed and the installation of the pumps, motors and other mechanisms is underway and are expected to be completed by late August. The construction of the 45 km, 115,000 KW power line from the State of Durango is scheduled to be completed by the end of September. In the meantime, the operation will continue with the existing power line and auxiliary generators. Following construction of the cyanidation circuit, the Company will be producing its own silver doré bars which will further reduce third party smelting and refining charges.

The third and final phase of construction consisting of 2,000 tpd flotation and 2,000 tpd cyanidation circuits remain close to schedule, for initial production by late 2014. At the combined rate of 4,000 tpd, Del Toro is estimated to produce approximately six million ounces of pure silver, plus significant amounts of lead and zinc annually, becoming the Company's largest producing silver mine.

During the quarter, four drill rigs were active at Del Toro, two underground and two on surface. For the remainder of the year and due to the reduction of the exploration program, the number of rigs will be reduced to two rigs, one underground and one on surface. During the second quarter of 2013, 34 holes were diamond drilled for a total of 6,579 metres compared to 1,195 metres in the first quarter of 2013 and 11,632 metres in the second quarter of 2012.

Total underground development at Del Toro in the second quarter of 2013 was 3,194 metres compared to the 3,972 metres in the first quarter of 2013. Current development programs are focused on the San Juan, Perseverancia/San Nicolas and Dolores mines for preparation of the upcoming increase in production. Oxide ores continue to be extracted to surface from the San Juan mine in preparation of the cyanidation circuit coming online. A total of 112,037 tonnes from oxides have been mined and stockpiled on surface which will become the initial feed for the mill for Phase 2.

As at June 30, 2013, the Company had invested approximately $59.7 million in construction of the Del Toro mine. In addition, the Company has been making prepayment deposits for long lead time equipment to prevent any delays related to the Phase 3 expansion. As at June 30, 2013, $6.6 million had been advanced toward completing Phase 2 and an additional $5.5 million had been spent towards completion of Phase 3 of the Del Toro expansion plans.

San Martin Silver Mine, Jalisco, Mexico

Production Results for the Three and Six Months Ended June 30, 2013 and 2012

Quarter Ended June 30		SAN MARTIN	Year to Date Ended June 30,
2013	2012	950 tpd Cyanidation Plant	2013	2012
85,483	63,841	Ore processed/tonnes milled	165,529	136,146
166	133	Average silver grade (g/t)	147	138
81%	75%	Recovery (%)	81%	77%
371,301	204,200	Total silver ounces produced	631,185	465,469
369,573	203,180	Payable silver ounces produced (1)	628,157	464,002
512	244	Gold ounces produced	817	702
402,798	217,623	Total production - ounces silver equivalent	679,240	502,597
$10.91	$12.75	Total cash cost per ounce (1)	$12.13	$10.46
$12.18	$13.71	Total production cost per ounce (1)(2)	$13.30	$12.03
$52.62	$43.66	Total production cost per tonne (1)(2)	$50.48	$41.00
2,276	2,172	Underground development (m)	4,993	4,698
6,133	12,066	Diamond drilling (m)	7,904	21,271

(1)

The Company reports non-GAAP measures which include production costs per tonne, production cost per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 18.

(2)	Total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

The San Martin Silver Mine is a producing underground mine located near the town of San Martin de Bolaños on the Bolaños River valley, in the northern portion of the State of Jalisco, México, 150 kilometres by air or 250 kilometres by paved road north of Guadalajara City. The San Martin mine is 100% owned by the Company. The mine comprises of 33 contiguous mining concessions in the San Martin de Bolaños mining district that cover mineral rights for 37,518 hectares, including the application to acquire two new mining concessions covering 29,676 hectares which are in the process of registration. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 1,296 hectares of surface rights. The current 950 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and Merrill-Crowe doré production system.

The mill expansion to 1,300 tpd is now 75% complete with planned ramp-up scheduled in September 2013. The remaining items scheduled for delivery over the next few weeks are the mechanical equipment for two of the new leaching tanks and the electrical equipment for the new control room.

Total production of 402,798 ounces of silver equivalent in the second quarter of 2013 was 46% higher than the 276,442 ounces of silver equivalent produced in the first quarter of 2013 and 85% higher than the 217,623 equivalent ounces of silver produced in the second quarter of 2012. The ounces of silver equivalent produced in the second quarter of 2013 consisted of 371,301 ounces of silver and 512 ounces of gold. This compares with 259,884 ounces of silver and 305 ounces of gold produced in the first quarter of 2013 and 204,200 ounces of silver and 244 ounces of gold in the second quarter of 2012.

In the second quarter of 2013, a total of 85,483 tonnes were processed at the San Martin mine, representing an increase of 7% when compared to the 80,046 tonnes milled in the first quarter of 2013 and an increase of 34% compared to the 63,841 tonnes milled in the second quarter of 2012. The average head grade was 166 g/t in the second quarter of 2013, compared to the 126 g/t in the first quarter of 2013 and 133 g/t in the second quarter of 2012. The increase in ore grade was attributed to commencement of production in the Rosarios/Huichola and La Lima vein areas which are returning positive results.

Silver recovery in the second quarter of 2013 was 81%, compared to 80% in the first quarter of 2013 and 75% in the second quarter of 2012. The increase in silver recoveries compared to the same quarter of prior year was due to the upgrading of two leaching tanks which were constructed in the fourth quarter of 2012, providing extra leaching time to improve recoveries.

During the second quarter, a total of 6,133 metres of diamond drilling were completed compared with 1,771 metres of drilling in the first quarter of 2013 and 12,066 metres drilled in the second quarter of 2012. Three drill rigs were active during the second quarter within the San Martin property with two drills underground and one on surface, focusing on the La Huichola, Rosarios and Condesa veins. The exploration program has been reduced to one underground rig for the remainder of 2013 due to the budget cuts.

A total of 2,276 metres of development were completed in the second quarter of 2013 compared to 2,717 metres of development in the first quarter of 2013. This mine development was primarily focused at the new Rosarios/Huichola area where four production areas are now active.

On May 28, 2013, an updated NI 43-101 Technical Report was released indicating an increase to the life of mine to 9.5 years at the higher throughput of 1,300 tpd.

La Guitarra Silver Mine, Mexico State, Mexico

Production Results for the Three and Six Months Ended June 30, 2013 and 2012

Quarter Ended June 30		LA GUITARRA	Year to Date Ended June 30,
2013	2012(3)	500 tpd Flotation Plant	2013	2012(3)
45,735	n/a	Ore processed/tonnes milled	77,316	n/a
167	n/a	Average silver grade (g/t)	184	n/a
86%	n/a	Recovery (%)	87%	n/a
210,941	n/a	Total silver ounces produced	398,687	n/a
177,727	n/a	Payable silver ounces produced (1)	331,556	n/a
1,138	n/a	Gold ounces produced	2,030	n/a
280,744	n/a	Total production - ounces silver equivalent	516,804	n/a
$13.21	n/a	Total cash cost per ounce (1)	$14.90	n/a
$12.84	n/a	Total production cost per ounce (1)(2)	$12.79	n/a
$49.90	n/a	Total production cost per tonne (1)(2)	$54.86	n/a
1,324	n/a	Underground development (m)	2,366	n/a
6,552	n/a	Diamond drilling (m)	9,909	n/a

(1)

The Company reports non-GAAP measures which include production costs per tonne, production cost per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 18.

(2)	Total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.
(3)	The above table only includes La Guitarra’s operating results since the mine was acquired by the Company on July 3, 2012.

Last year, on July 3, 2012, the Company successfully completed the acquisition of Silvermex Resources Inc., which resulted in the 100% owned La Guitarra Silver Mine becoming the Company’s fourth producing silver mine. The La Guitarra mine is located in the Temascaltepec Mining District in the State of Mexico, near Toluca, Mexico, and approximately 130 kilometres southwest from Mexico City.

At the time of the acquisition, the La Guitarra mine consisted of two underground operating areas and a flotation mill with a capacity of 350 tpd, producing approximately 0.8 million ounces of silver equivalent per year. Since then, the Company has completed an expansion of the milling and flotation areas from 350 tpd to 500 tpd without disrupting operations. The upgraded La Guitarra mill has been operating at the higher throughput since April 24, 2013. The new 500 tpd circuit, resulting from the installation of a new ball mill and new flotation cells, is anticipated to produce approximately 1.2 million ounces of silver equivalent annually, representing over one million ounces of pure silver plus a modest amount of gold. This newly expanded mill averaged 520 tpd of production for the second quarter of 2013.

During the second quarter of 2013, total production at La Guitarra was 280,744 equivalent ounces of silver, an increase of 19% compared to the 236,060 ounces produced in the first quarter of 2013. In addition, average production cost per tonne for the second quarter was $49.90 per tonne, an improvement of 20% compared to $62.01 in the first quarter of 2013. Reduction of costs has been a priority since First Majestic took control of the La Guitarra mine in the third quarter of 2012. Since taking control of La Guitarra, First Majestic has reduced production cost per tonne by more than 60%, from over $128.00 per tonne in the second quarter of 2012 to $49.90 per tonne in the current quarter.

In the first three quarters of operations since First Majestic took control of La Guitarra, the silver/gold concentrates being produced at the mine were primarily being shipped to La Parrilla for further leaching in the cyanidation process, converting the concentrates into doré bars. During the quarter, a new smelter agreement was signed for the sale of the silver/gold concentrates allowing the Company to ship directly to a concentrate broker and discontinue shipments to the La Parrilla mine for further refining into doré. The Company expects to see a reduction in treatment charges and transportation costs going forward as a result of this new agreement.

The cash cost in the second quarter was $13.21, which reduced by 22% compared with $16.85 in the previous quarter.

The composition of the silver equivalent production in the second quarter consisted of 210,941 ounces of silver and 1,138 ounces of gold. A total of 45,735 tonnes of ore were processed during the second quarter consisting of an average head grade of 167 g/t with recoveries of 86% compared to 31,581 tonnes of ore processed in the first quarter of 2013 with an average head grade of 209 g/t and recoveries of 88%.

The permitting of a 1,000 tpd cyanidation processing facility is currently in the planning stage. It is anticipated that permit applications will be submitted to the Mexican authorities in late 2013 or early 2014. Once this new processing facility is constructed, production is anticipated to reach over two million ounces of silver doré per year.

A total of 1,324 metres of underground development was completed during the second quarter compared to 1,042 metres in the first quarter of 2013. Underground development at the El Coloso area has now reached the Joya Larga structure which is known to contain higher grades of silver and gold and is planned to be in production by the end of the third quarter of 2013.

Three underground drill rigs were active in the second quarter within the La Guitarra property. A total of 6,552 metres of diamond drilling were completed during the second quarter compared to 3,357 metres during the first quarter of 2013. For the remainder of 2013, the exploration program at La Guitarra has been reduced to include two drill rigs that will continue to assist underground mining activities and further define Reserves and Resources to support an updated NI 43-101 Technical Report scheduled to be released in the mid-2014, which is a delay of approximately six months due to the budget cuts.

Silvermex and its predecessors published NI 43-101 Technical Reports relating to the La Guitarra mine on September 22, 2006, May 15, 2007, June 25, 2008 and most recently on January 29, 2010. These Technical Reports have not been approved by the Company and the Company did not rely on these reports in making its decision to acquire Silvermex and (indirectly) the La Guitarra Silver Mine. The reports are currently under review by management of the Company and its Qualified Persons, particularly with respect to the assumptions and the risks regarding those assumptions used in the previous mining studies. Specifically, management is of the opinion that there are risks when relying on the ability to permit the La Guitarra mine as an open pit mine in light of its proximity to a popular recreation area in Mexico. Management is having its own Qualified Persons review all the technical data, the preferred mining options and the opportunities for mitigating risks to developing a successful mining operation. The results of this review may result in a revised mine plan which may necessitate the filing of a new Technical Report. Until the completion of an updated NI 43-101 Technical Report, the Company recommends caution when relying on any of the previously filed technical reports relating to the La Guitarra Silver Mine.

DEVELOPMENT AND EXPLORATION PROJECTS

La Luz Silver Project, San Luis Potosi, Mexico

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce. The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. In July 2013, subsequent to the end of the second quarter, the Company completed the acquisition of an additional 21 hectares of surface rights covering 29 adjacent properties for $1.0 million. As at the date of this MD&A, the total surface rights on different properties at La Luz amounted to 26 hectares.

To date, the Baseline Study and the Geo-hydrologic Study have been completed. The Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies are expected to be presented to government authorities in late 2013 or early 2014 subject to the legal activities presently in progress. The Company has submitted three different legal orders to obtain the approvals to present its final permit applications. The Company has obtained one positive resolution and expects the remaining orders to be authorized by early 2014.

A metallurgical test to define the final flow sheet diagram for a flotation plant, which is required for final permitting, was completed and the final studies for the tailings pond are now in progress.

There has been opposition from certain groups of indigenous people and non-government organizations, which are being addressed by the Company. Contrary to independent reports regarding the La Luz project, the Company has no plans to do any mining above ground, no plans for open pit mining, and has no plans for the use of cyanide in any of its processing activities on or around the La Luz project.

The Company is continuing with the project of restoring the old historic buildings at the Santa Ana Hacienda and the construction of the previously announced Thematic and Cultural Park which will include a mining museum. A new information centre was also inaugurated in the town of Real de Catorce during the first quarter. To date, an amount of $2.5 million has been invested in the project, which is expected to be completed in 2014. Public access will be granted to certain areas by the end of 2013. This new cultural facility and mining museum is part of a “Sustainable Development Project” which will provide permanent long term jobs to the local communities. The Sustainable Development Project includes a jewelry school which completed its second term with a total of 40 students having graduated to date. Also, music and crafts (trade) schools began their first courses with more than 60 students, paying special attention to individuals between the ages of 10 to 20 years of age. In addition, public baseball and football fields were built within the El Potrero community.

As a result of recent droughts in the area, a sustainable agricultural program has been initiated to cultivate various types of cactus to improve the ecology of the region and sustainability of the local community.

Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,240 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets. However, exploration has since been discontinued as the Company focuses its capital investment on other higher priority projects, including the Del Toro Silver Mine and La Luz Silver Project.

In January 2011, the Company granted an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) to Sonora Resources Corp. (the “Optionee”) whereby the Optionee issued 10 million shares of common stock with a fair value of $3.4 million. The Optionee has committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR.

Plomosas Silver Project and other Exploration Properties

The Company owns an extensive portfolio of exploration stage properties, some of which were acquired during the Silvermex acquisition. The highest priority project, the Plomosas Silver Project, which consists of the adjacent Rosario and San Juan historic mines in the Sinaloa, Mexico was scheduled for drilling in 2013. However, due to budget cuts, this exploration program has been delayed. The Company is also assessing its portfolio of other exploration properties to determine if these additional properties fit within the Company's production focused portfolio.

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE AND TOTAL PRODUCTION COST PER TONNE

“Total cash costs per ounce” and “total production cost per tonne” are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning and is disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to our cost of sales, as reported in our condensed interim consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended June 30, 2013						Three Months Ended June 30, 2012
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total	La Encantada	La Parrilla	San Martin	Total
Cost of sales (as reported)						$23,891				$18,456
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination						4,335				(198)
Cost of sales (mine)	$9,816	$8,653	$3,697	$4,103	$1,957	$28,226	$9,118	$6,299	$2,841	$18,258
Add: Third party smelting and refining	515	3,014	2,163	141	1,265	7,098	462	2,907	91	3,460
Deduct: By-product credits	(637)	(4,535)	(2,571)	(690)	(1,366)	(9,799)	(457)	(3,594)	(382)	(4,433)
Deduct: Employee benefits	-	-	-	-	(27)	(27)	(703)	-	-	(703)
Inventory changes	50	(782)	(500)	476	510	(246)	248	15	91	354
Other non-cash costs	(7)	(10)	101	3	9	96	(172)	(53)	(47)	(272)
Total cash cost (A)	$9,737	$6,340	$2,890	$4,033	$2,348	$25,348	$8,496	$5,574	$2,594	$16,664

Tonnes processed	269,517	193,470	74,193	85,483	45,735	668,398	382,172	169,786	63,841	615,799
Total ounces of silver produced	1,104,973	710,979	369,772	371,301	210,941	2,767,966	1,022,094	690,954	204,200	1,917,248
Deduct: Metal deduction ounces	(5,115)	(21,600)	(17,087)	(1,728)	(33,214)	(78,744)	(5,111)	(22,985)	(1,020)	(29,116)
Payable ounces of silver produced (B)	1,099,858	689,379	352,685	369,573	177,727	2,689,222	1,016,983	667,969	203,180	1,888,132

Total cash cost per ounce (A/B)	$8.85	$9.20	$8.20	$10.91	$13.21	$9.43	$8.35	$8.35	$12.75	$8.83

Mining cost per ounce	$2.35	$4.26	$2.88	$3.94	$5.34	$3.33	$1.80	$2.94	$4.09	$2.45
Milling cost per ounce	5.08	4.90	3.88	5.99	3.70	4.91	5.35	4.37	7.34	5.22
Indirect cost per ounce	1.07	1.44	1.74	2.25	3.80	1.59	0.86	1.19	2.28	1.13
Total production cost per ounce	$8.50	$10.60	$8.50	$12.18	$12.84	$9.83	$8.01	$8.50	$13.71	$8.80
Transport and other selling costs per ounce	0.46	0.58	0.86	0.22	0.94	0.54	0.34	0.60	0.48	0.45
Smelting and refining costs per ounce	0.47	4.37	6.13	0.38	7.12	2.64	0.45	4.35	0.45	1.83
Royalties per ounce	-	0.22	-	-	-	0.06	-	0.27	-	0.10
By-product credits cost per ounce	(0.58)	(6.57)	(7.29)	(1.87)	(7.69)	(3.64)	(0.45)	(5.37)	(1.89)	(2.35)
Total cash cost per ounce (A/B)	$8.85	$9.20	$8.20	$10.91	$13.21	$9.43	$8.35	$8.35	$12.75	$8.83

Mining cost per tonne	$9.59	$15.19	$13.70	$17.04	$20.75	$13.39	$4.79	$11.56	$13.03	$7.51
Milling cost per tonne	20.72	17.47	18.43	25.89	14.36	19.75	14.23	17.20	23.36	15.99
Indirect cost per tonne	4.39	5.13	8.25	9.69	14.79	6.43	2.28	4.70	7.27	3.47
Total production cost per tonne	$34.70	$37.79	$40.38	$52.62	$49.90	$39.57	$21.30	$33.46	$43.66	$26.97

(expressed in thousands of U.S. dollars,	Six Months Ended June 30, 2013						Six Months Ended June 30, 2012
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total	La Encantada	La Parrilla	San Martin	Total
Cost of sales (as reported)						$48,161				$35,149
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination						3,681				(299)
Cost of sales (mine)	$19,828	$14,720	$3,834	$8,761	$4,699	$51,842	$16,572	$12,617	$5,661	$34,850
Add: Third party smelting and refining	989	5,512	2,163	241	3,206	12,111	815	6,370	145	7,330
Deduct: By-product credits	(1,143)	(8,965)	(2,571)	(1,170)	(2,850)	(16,699)	(871)	(7,678)	(1,095)	(9,644)
Deduct: Employee benefits	(260)	-	-	-	(27)	(287)	(928)	-	-	(928)
Inventory changes	143	255	(500)	(199)	(30)	(331)	1,279	(227)	199	1,251
Other non-cash costs	(48)	(22)	(35)	(13)	(59)	(177)	(215)	(107)	(57)	(379)
Total cash cost (A)	$19,509	$11,500	$2,891	$7,620	$4,939	$46,459	$16,652	$10,975	$4,853	$32,480

Tonnes produced	638,196	398,130	74,193	165,529	77,316	1,353,364	720,112	308,606	136,146	1,164,864
Total ounces of silver produced	2,221,705	1,436,197	369,772	631,185	398,687	5,057,546	1,868,485	1,381,458	465,469	3,715,412
Deduct: Metal deduction ounces	(10,699)	(45,560)	(17,087)	(3,028)	(67,131)	(143,505)	(9,476)	(50,177)	(1,467)	(61,120)
Payable ounces of silver produced (B)	2,211,006	1,390,637	352,685	628,157	331,556	4,914,041	1,859,009	1,331,281	464,002	3,654,292

Total cash cost per ounce (A/B)	$8.82	$8.26	$8.20	$12.13	$14.90	$9.45	$8.97	$8.23	$10.46	$8.90

Mining cost per ounce	$2.21	$4.02	$2.88	$4.19	$5.50	$3.25	$1.77	$2.82	$3.72	$2.40
Milling cost per ounce	5.30	4.51	3.88	6.49	3.54	5.01	5.96	4.31	6.30	5.40
Indirect cost per ounce	1.00	1.40	1.74	2.62	3.75	1.56	0.89	1.18	2.01	1.14
Total production cost per ounce	$8.51	$9.93	$8.50	$13.30	$12.79	$9.82	$8.62	$8.31	$12.03	$8.94
Transport and other selling costs per ounce	0.38	0.62	0.86	0.31	1.03	0.52	0.38	0.62	0.48	0.48
Smelting and refining costs per ounce	0.45	3.96	6.13	0.38	9.67	2.46	0.44	4.79	0.31	2.01
Royalties per ounce	-	0.20	-	-	-	0.06	-	0.28	-	0.10
By-product credits cost per ounce	(0.52)	(6.45)	(7.29)	(1.86)	(8.59)	(3.41)	(0.47)	(5.77)	(2.36)	(2.63)
Total cash cost per ounce (A/B)	$8.82	$8.26	$8.20	$12.13	$14.90	$9.45	$8.97	$8.23	$10.46	$8.90

Mining cost per tonne	$7.65	$14.05	$13.70	$15.90	$23.62	$11.81	$4.56	$12.17	$12.69	$7.53
Milling cost per tonne	18.37	15.75	18.43	24.63	15.18	18.24	15.39	18.59	21.47	16.95
Indirect cost per tonne	3.46	4.90	8.25	9.95	16.06	5.68	2.28	5.13	6.84	3.57
Total production cost per tonne	$29.48	$34.70	$40.38	$50.48	$54.86	$35.73	$22.23	$35.89	$41.00	$28.05

AVERAGE REALIZED SILVER PRICE PER OUNCE

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead, zinc and iron ore after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
Net Revenues as reported	$48,372	$54,774	$115,442	$112,589
Add back: smelting and refining charges	6,705	3,459	11,711	7,331
Gross Revenues	55,077	58,233	127,153	119,920
Payable equivalent silver ounces sold	2,481,654	2,030,050	4,914,437	3,911,548
Average realized price per ounce of silver sold(1)	$22.19	$28.69	$25.87	$30.66
Average market price per ounce of silver per COMEX	$23.10	$29.45	$26.56	$31.03

(1)

Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales which constitute the majority of the Company’s silver sales.

ADJUSTED EARNINGS PER SHARE (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its condensed interim consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of Adjusted EPS to net earnings as reported in the Company’s condensed interim consolidated financial statements.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013(1)	2012	2013(1)	2012
Net earnings as reported	$160	$15,321	$26,677	$41,679
Adjustments for non-cash or non-recurring items:
Share-based payments	4,067	2,405	8,472	5,230
Deferred income tax expense	559	6,827	6,281	8,851
Loss (gain) from investment in silver futures and marketable securities	5,864	1,432	7,010	(1,793)
Gain from termination fee on Orko acquisition	18	-	(9,113)	-
Gain from fair value adjustment of prepayment facility	(1,478)	-	(6,328)	-
Write-down of AFS marketable securities	-	-	1,000	-
Gross margin on pre-commercial shipments	-	-	-	1,137
Gain from value added tax settlement	(711)	-	(711)	-
Legal fees for the First Silver trial	156	933	156	1,180
Adjusted net earnings	$8,635	$26,918	$33,444	$56,284
Weighted average number of shares on issue - basic	116,921,685	105,798,950	116,908,525	105,619,499
Adjusted EPS	$0.07	$0.25	$0.29	$0.53

(1)

Adjusted EPS for the three and six months ended June 30, 2013 does not include adjustment for suspended sales of approximately 700,000 ounces of silver. As a result of the dramatic fall in silver prices in a very short timeframe, the Company held approximately 700,000 ounces of silver in inventory at quarter end in an attempt to maximize future profits. This suspension of sales resulted in lower revenues by approximately $14.8 million and profits by $7.6 million, or an impact of reducing EPS by $0.06 for the three and six months ended June 30, 2013.

CASH FLOW PER SHARE

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the Consolidated Interim Consolidated Statements of Cash Flow, divided by the weighted average shares outstanding during the period.

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

  Gross margin represents the difference between revenues and cost of sales, excluding depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s operating performance on a cash basis in order to assess the Company’s ability to generate operating cash flow.

  Mine operating earnings represents the difference between gross margin and depletion, depreciation and amortization. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

  Operating cash flows before movements in working capital and income taxes represents cash flows generated from operations before changes in non-cash working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

REVIEW OF FINANCIAL RESULTS

For the quarter ended June 30, 2013 compared to the quarter ended June 30, 2012 (in thousands of dollars, except for per share amounts):

	Three Months Ended	Three Months Ended
	June 30, 2013	June 30, 2012

Revenues	$48,372	$54,774	(1)
Cost of sales	23,891	18,456	(2)
Gross margin	24,481	36,318
Depletion, depreciation and amortization	10,198	5,259	(3)
Mine operating earnings	14,283	31,059	(4)
General and administrative expenses	5,798	5,095	(5)
Share-based payments	4,067	2,405	(6)
Acquisition costs	-	781
Accretion of decommissioning liabilities	147	99
Foreign exchange loss (gain)	88	(492)
Operating earnings	4,183	23,171	(7)
Investment and other loss	(2,681)	(3,627)	(8)
Finance costs	(480)	(468)
Earnings before income taxes	1,022	19,076
Current income tax expense (recovery)	303	(3,072)
Deferred income tax expense	559	6,827
Income tax expense	862	3,755	(9)
Net earnings for the period	$160	$15,321	(10)
Earnings per share (basic)	$0.00	$0.14	(10)
Earnings per share (diluted)	$0.00	$0.14

1.

Revenues for the quarter ended June 30, 2013 decreased by 12% to $48,372,000 from $54,774,000 in the second quarter of 2012. As a result of the dramatic fall in silver prices in a very short timeframe, the Company decided to suspend approximately 700,000 ounces of silver sales near quarter end in an attempt to maximize future profits. This suspension of sales resulted in lower revenues by approximately $14.8 million. Revenues in the quarter were also affected by a 23% decrease in average realized silver price to $22.19 per ounce in the second quarter of 2013, which was essentially offset by 22% increase in payable equivalent ounces sold. Furthermore, higher smelting and refining costs related to increased concentrate output from the La Guitarra mine and the new Del Toro mine also reduced net revenues.

2.

Cost of sales in the second quarter of 2013 was $23,891,000, an increase of $5,435,000 or 29% compared to $18,456,000 in the second quarter of 2012. The increase in cost of sales was primarily attributed to 22% increase in payable equivalent ounces sold and a 9% appreciation of the Mexican peso against the US dollar.

3.

Depletion, depreciation and amortization increased from $5,259,000 in the second quarter of 2012 to $10,198,000 in the second quarter of 2013, an increase of $4,939,000 or 94%. The increase was due to incremental depreciation expense from the addition of the Del Toro and La Guitarra mines as well as higher depletion expense from a 9% increase in tonnage of ore milled.

4.

Despite a 55% production growth, mine operating earnings decreased by 54% in the second quarter of 2013 to $14,283,000, a decrease of $16,776,000 when compared to $31,059,000 for the same quarter in the prior year. Mine operating earnings decreased primarily as a result of management’s decision to suspend approximately 700,000 ounces of silver sales near quarter end, which resulted in lower revenues by approximately $14.8 million and mine operating earnings by $7.6 million. In addition, mine operating earnings were also affected by a 23% decrease in silver price, a 7% higher cash cost per ounce and a 94% increase in depletion, depreciation and amortization compared to the second quarter of 2012.

5.

General and administrative expenses for the quarter increased by $703,000 or 14% compared to the same quarter in the prior year, primarily due to recruitment of additional senior management and administrative personnel in Mexico to support the Company’s expanded operations. In addition, professional fees and travel expenses were higher compared to the same quarter of the prior year due to increased court and legal activities.

6.

Share-based payments expense for the quarter increased by $1,662,000 or 69% compared to the same quarter in the prior year. The increase was primarily due to stock options granted in 2013 and 2012 for the additional senior management recently recruited in Mexico in preparation for expanded operations. The Company’s higher share price at time of the grant compared to the prior year also contributed to the increase in the Company’s share-based payments expense.

7.

Operating earnings decreased by $18,988,000 or 82% to $4,183,000 for the quarter ended June 30, 2013, compared to operating earnings of $23,171,000 for the quarter ended June 30, 2012, due to the decrease in mine operating earnings, the increase in share-based payments and the higher general and administrative expenses.

8.

During the quarter ended June 30, 2013, the Company recognized investment loss of $2,681,000 compared to $3,627,000 in the same quarter in the prior year. The investment loss in the second quarter of 2013 was primarily attributed to a loss of $5,864,000 from investment in silver futures and Sprott Physical Silver Trust, net of a $1,478,000 gain from fair value adjustment of the prepayment facility, a $711,000 gain from value added tax settlements and a $559,000 gain from the Bolaños litigation.

9.

During the quarter ended June 30, 2013, the Company recorded an income tax expense of $862,000 compared to an income tax expense of $3,755,000 in the quarter ended June 30, 2012, primarily reflecting the decrease in earnings before taxes.

10.	As a result of the foregoing, net earnings for the quarter ended June 30, 2013 was $160,000 (EPS of $nil) compared to net earnings of $15,321,000 (EPS of $0.14) in the quarter ended June 30, 2012.

For the year to date ended June 30, 2013 compared to the year to date ended June 30, 2012 (in thousands of dollars, except for share amounts):

	Six Months Ended	Six Months Ended
	June 30, 2013	June 30, 2012

Revenues	$115,442	$112,589	(1)
Cost of sales	48,161	35,149	(2)
Gross margin	67,281	77,440
Depletion, depreciation and amortization	18,394	10,712	(3)
Mine operating earnings	48,887	66,728	(4)
General and administrative	13,259	9,512	(5)
Share-based payments	8,472	5,230	(6)
Acquisition costs	-	781	(7)
Accretion of decommissioning liabilities	274	202
Foreign exchange loss (gain)	734	(217)
Operating earnings	26,148	51,220	(8)
Investment and other income	9,277	1,954	(9)
Finance costs	(1,004)	(867)
Earnings before income taxes	34,421	52,307
Current income tax expense	1,463	1,777
Deferred income tax expense	6,281	8,851
Income tax expense	7,744	10,628	(10)
Net earnings for the period	$26,677	$41,679	(11)
Earnings per share (basic)	$0.23	$0.39	(11)
Earnings per share (diluted)	$0.23	$0.39

1.

Revenues for the year to date ended June 30, 2013 increased by 3% or $2,853,000 to $115,442,000 from $112,589,000 during the same period of the prior year. As a result of the dramatic fall in silver prices in a very short timeframe, the Company decided to suspend approximately 700,000 ounces of silver sales near quarter end in an attempt to maximize future profits. This suspension of sales resulted in lower revenues by approximately $14.8 million. Revenues were also affected by a 14% decrease in average realized silver price and higher smelting and refining costs related to increased concentrate output from the La Guitarra mine and the new Del Toro mine. Despite the above, revenues were higher than the same period of the prior year due to a 26% increase in payable equivalent ounces sold.

2.

Cost of sales for the year to date ended June 30, 2013 was $48,161,000, an increase of 37% or $13,012,000 compared to $35,149,000 in the same period of 2012. The increase in cost of sales was attributed to a 26% increase in payable equivalent ounces sold and a 6% appreciation of the Mexican peso against the U.S. dollar, resulting in higher cost of sales.

3.

Depletion, depreciation and amortization increased by 72% to $18,394,000 for the year to date ended June 30, 2013, primarily due to incremental depreciation expense from the addition of the Del Toro and La Guitarra mines as well as higher depletion expense from 19% increase in tonnage of ore processed.

4.

Mine operating earnings decreased by 27% to $48,887,000 for the year to date ended June 30, 2013, compared to $66,728,000 for the same period in the prior year. This decrease in mine operating earnings is primarily due to management’s decision to suspend approximately 700,000 ounces of silver sales near quarter end, which resulted in lower revenues by approximately $14.8 million and mine operating earnings by $7.6 million. In addition, mine operating earnings were also affected by the increase in cost of sales and higher depletion, depreciation and amortization expenses.

5.

General and administrative expenses for the year to date ended June 30, 2013 increased 39% compared to the same period of the prior year due to $1.1 million in legal litigation fees related to the Bolaños trial, higher professional fees, additional administrative expenses for the newly recruited senior management and a resulting increase in salaries and employee benefits.

6.

Share-based payments expense for the year to date ended June 30, 2013 increased by $3,242,000 or 62% compared to the same period of the prior year. The increase was primarily due to stock options granted in 2013 and 2012 for the additional senior management recently recruited in Mexico in preparation for expanded operations. The Company’s higher share price at time of the grant compared to the prior year also contributed to the increase in the Company’s share-based payments expense.

7.

During the six months ended June 30, 2012, the Company incurred acquisition costs of $781,000 related to the acquisition of Silvermex. The transaction, completed subsequent to the quarter, was valued at $137.0 million and total transaction costs for the acquisition which completed in July 2012 were approximately $2.0 million.

8.

Operating earnings decreased by 49% to $26,148,000 for the year to date ended June 30, 2013, compared to operating earnings of $51,220,000 for the year to date ended June 30, 2012, due to the temporary suspension of silver sales in early June, the decrease in mine operating earnings, higher general and administrative and share-based payments expenses.

9.

During the year to date ended June 30, 2013, investment income was $9,277,000 compared to investment and other income of $1,954,000 in the same period of the prior year. The income is primarily attributed to a net gain of $9,113,000 from termination fee related to the Orko acquisition, a $6,328,000 gain from fair value adjustment of the prepayment facility, offset by a $5,287,000 loss on silver futures contracts and a $1,723,000 loss on mark-to-market adjustments of marketable securities.

10.

During the year to date ended June 30, 2013, the Company recorded an income tax expense of $7,744,000 compared to $10,628,000 in the same period of 2012. The decrease in income tax expense was primarily attributed to lower earnings before tax. The effective tax rate during the six months ended June 30, 2013 was 23%, comparable to 20% in the same period of 2012.

11.

As a result of the foregoing, net earnings for the year to date ended June 30, 2013 was $26,677,000, or basic earnings per share of $0.23 compared to net earnings of $41,679,000 or $0.39 per common share for the same period of 2012.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2013		2012				2011
Financial Highlights	Q2(1)	Q1(2)	Q4(3)	Q3(4)	Q2(5)	Q1(6)	Q4(7)	Q3(8)
Revenue	$48,372	$67,070	$71,007	$63,581	$54,774	$57,815	$60,801	$61,407
Cost of sales	$23,891	$24,270	$23,686	$20,912	$18,456	$16,693	$16,383	$15,473
Depletion, depreciation and amortization	$10,198	$8,196	$7,861	$6,832	$5,259	$5,453	$6,035	$3,467
Mine operating earnings	$14,283	$34,604	$39,460	$35,837	$31,059	$35,669	$38,383	$42,467
Net earnings after tax	$160	$26,517	$22,350	$24,869	$15,321	$26,358	$21,339	$27,772
Basic earnings per share	$0.00	$0.23	$0.19	$0.22	$0.14	$0.25	$0.20	$0.27
Diluted earnings per share	$0.00	$0.23	$0.19	$0.21	$0.14	$0.24	$0.20	$0.26

Notes:

1.

In the quarter ended June 30, 2013, mine operating earnings decreased $20,321,000 or 59% compared to the quarter ended March 31, 2013, primarily attributed to a 25% decline in silver prices and management’s decision to suspend approximately 700,000 ounces of silver sales near quarter end in order to maximize future profits. Net earnings after tax was $160,000, a decrease of $26,357,000 compared to the previous quarter due to decrease in mine operating earnings and $5,864,000 loss on investment in silver futures and marketable securities, compared to a one-time gain of $9,131,000 from termination fee of the Orko acquisition in the previous quarter.

2.

In the quarter ended March 31, 2013, mine operating earnings decreased $4,856,000 or 12% compared to the quarter ended December 31, 2012, primarily attributed to 9% decline in silver prices and higher cost of sales due to appreciation of the Mexican peso against the US dollar. Net earnings after tax increased by $4,167,000 or 19% compared to the previous quarter, due to gain from termination fee of the Orko acquisition and gain on fair value adjustment of the prepayment facility.

3.

In the quarter ended December 31, 2012, mine operating earnings increased $3,623,000 or 10% compared to the quarter ended September 30, 2012, primarily attributed to 5% increase in production, partially offset by higher depletion, depreciation and amortization expense. Net earnings after tax decreased by $2,519,000 or 10% compared to the third quarter of 2012 due to a $6,017,000 decrease in investment income compared to the previous quarter.

4.

In the quarter ended September 30, 2012, mine operating earnings increased $4,778,000 or 15% compared to the quarter ended June 30, 2012 primarily attributed to 16% increase in production, partially offset by higher depletion, depreciation and amortization expense. Net earnings after tax increased by $9,548,000 or 62% compared to the second quarter of 2012. The increase was due to increase in mine operating earnings and $9,016,000 increase in investment income compared to the second quarter of 2012.

5.

In the quarter ended June 30, 2012, mine operating earnings decreased $4,610,000 or 13% compared to the quarter ended March 31, 2012. The decrease was primarily attributed to $3,041,000 or 5% decrease in revenue due to a 13% decrease in average revenue per ounce of silver sold, partially offset by 5% increase in production. Net earnings after tax decreased $11,037,000 compared to the prior quarter, primarily due to an investment loss of $3,627,000 during the quarter compared to an investment gain of $5,581,000 in the previous quarter. The investment loss was related to loss on silver futures and marketable securities during the current quarter.

6.

In the quarter ended March 31, 2012, mine operating earnings decreased $2,714,000 or 7% compared to the quarter ended December 31, 2011. The decrease was primarily attributed to $2,986,000 or 5% decrease in revenue due to 2% less ounces of silver equivalents sold compared to the previous quarter. Net earnings after tax increased $5,019,000 compared to the prior quarter, primarily due to an investment income of $5,581,000 from a gain on silver futures and marketable securities during the quarter and a lower effective tax rate due to the new global tax structure that the Company established in late 2011.

7.

In the quarter ended December 31, 2011, mine operating earnings decreased by $4,084,000 or 10% compared to the quarter ended September 30, 2011. The decrease was primarily attributed to 18% decrease in average realized silver price per ounce and increase in depletion, depreciation and amortization expense related to higher mill throughput and commencement of depreciation for La Parrilla’s flotation circuit after it was successfully commissioned on October 1, 2011. Net earnings after tax decreased from the prior quarter by $6,433,000 or 23% compared to the prior quarter, primarily due to an unrealized loss of $4,083,000 on silver futures.

8.

In the quarter ended September 30, 2011, sales revenues decreased by $6,633,000 compared to the quarter ended June 30, 2011. The decrease was primarily attributed to 1% decrease in average realized silver price per ounce and 9% decrease in ounces of silver equivalents sold. Net earnings after taxes decreased by $2,821,000 or 9% in the quarter ended September 30, 2011 compared to the quarter ended June 30, 2011, primarily due to a loss of $1,504,000 on derivative instrument and a one-time cost of $0.7 million related to restructuring of the union labour agreement at the San Martin Silver Mine.

2013 PRODUCTION OUTLOOK

This section of the MD&A provides management’s production forecasts for the remainder of 2013. These are forward-looking estimates and subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the beginning of this MD&A.

The Company is maintaining its 2013 production guidance of 11.1 to 11.7 million ounces of pure silver and production guidance of 12.3 to 13.0 million equivalent ounces. Full year cash cost is also expected to be in line with the previous 2013 annual guidance of $8.56 to $9.15.

Grades, recoveries and costs in the first half of 2013 were reviewed and analyzed in detail to reassure the previous guidance for the second half and full year of 2013 remains appropriate. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances.

LIQUIDITY

At June 30, 2013, the Company held cash and cash equivalents of $78.9 million and had working capital of $80.4 million, compared to cash and cash equivalents of $110.1 million and working capital of $108.3 million at March 31, 2013. Cash and cash equivalents decreased by $31.1 million during the quarter as a result of $50.0 million of investments in property, plant and equipment and mineral property interests, a $5.4 million realized loss on silver futures, a $2.4 million repurchase of treasury shares and $2.2 million of payments on lease obligations, offset by $25.9 million generated from operating activities and proceeds of $4.3 million from new lease financing.

During the quarter, the Company expended $24.9 million on mineral properties and $25.1 million on property, plant and equipment compared to $18.5 million expended on mineral properties and $14.6 million expended on property, plant and equipment in the second quarter of 2012. The significant increase in capital expenditures is primarily related to investments in the construction of the Del Toro mine, development of the La Parrilla underground ore haulage system and mill expansions at La Guitarra and San Martin mines.

In order to manage in a lower silver price environment, additional budget changes were made during the second quarter of 2013, focusing on:

  Reduction of cash costs;
  Increase of operating parameters and efficiencies;
  Reduction of exploration and development programs;
  Reduction of sustaining capital;
  Reduction of general & administrative costs;
  Reduction of warehouse inventories and operating supplies; and
  10% reduction of personnel costs.

A full review of all expenditures companywide is ongoing and it is felt that further cuts may be made without impacting future growth. The Company is also reviewing all of its third party vendor contracts in order to reduce the number of contractors and bringing more of the necessary and essential services in-house.

As announced on May 15, 2013, the Company had cut over $30.0 million from its 2013 capital budget primarily in the areas of exploration and development. Since then, management has cut an additional $20.0 million, also focusing on reducing exploration and development and postponing investments in non‐critical areas that will not impact guidance. The budget for expansionary expenditures in the second half of 2013 has been reduced to $71.4 million, which consists of $28.0 million for the plant expansion at Del Toro, $8.8 million for the expansion at San Martin, $3.2 million for the shaft and underground rail system at La Parrilla, $2.8 million of pre‐development costs at La Luz, $0.5 million for modifications at La Encantada, and $0.7 million for the expansion at La Guitarra. Also included in the total expansionary capital, the Company has planned $25.5 million in mine development costs and $1.9 million in exploration for all of the Company’s properties.

Funds surplus to the Company’s short-term operating needs are held with reputable institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

With $78.9 million in cash and cash equivalents at June 30, 2013, the Company believes it has sufficient funds to meet current operating and its reduced capital requirements.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables. The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international organizations. Additionally, silver-lead concentrates and related base metal byproducts are sold primarily through three international organizations with good credit ratings. Payments of receivables are scheduled, routine and received within 60 days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican VAT receivable of $12.1 million as at June 30, 2013 (December 31, 2012 - $13.9 million), of which $0.6 million (2012 - $0.6 million) have been outstanding for more than one year. The Company is proceeding through a review process with Mexican tax authorities, but the Company expects to fully recover these amounts. In addition, as part of the acquisition of Silvermex Resources Inc. in 2012, the Company acquired $5.1 million in VAT receivables that were fully offset by a provision. The recoverability of these VAT receivables is pending outcome of various court trials with Mexican tax authorities.

The carrying amount of financial assets recorded in the condensed interim consolidated financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at June 30, 2013, the Company has outstanding trade payables of $23.8 million (December 31, 2012 - $20.8 million) which are generally payable in 90 days or less and accrued liabilities of $13.7 million (December 31, 2012 - $16.5 million) which are generally payable within 12 months. The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

The Company’s liabilities and commitments have maturities which are summarized below:

		Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Trade and other payables	$37,506	$37,506	$-	$-	$-
Prepayment facility	48,794	13,021	35,773	-	-
Finance lease obligations	31,155	12,875	16,829	1,451	-
Decommissioning liabilities	12,158	-	-	-	12,158
Purchase obligations and commitments (1)	38,103	38,103	-	-	-
Total Obligations	$167,716	$101,505	$52,602	$1,451	$12,158

(1)	Purchase obligations and commitments primarily consist of committed purchase orders and contracts related to construction of the Del Toro Silver Mine and the San Martin mill expansions.

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

				June 30, 2013		December 31, 2012
				Net assets	Effect of +/- 10%	Net assets	Effect of +/- 10%
	Cash and cash	Trade and other	Trade and other	(liabilities)	change in	(liabilities)	change in
	equivalents	receivables	payables	exposure	currency	exposure	currency
Canadian dollar	$24,870	$966	$(925)	$24,911	$2,491	$5,001	$500
Mexican peso	323	12,142	(21,633)	(9,168)	(917)	(7,237)	(724)
	$25,193	$13,108	$(22,558)	$15,743	$1,574	$(2,236)	$(224)

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, zinc, lead and iron ore, which accounts for approximately 15% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company has a forward sales agreement to sell a portion of the Company’s zinc and lead production at a fixed price over a 36 months period commencing July 2013. The Company does not use derivative instruments to hedge its commodity price risk to silver. In July 2013, subsequent to the end of the second quarter, the Company purchased call options on lead and zinc futures equivalent to the remaining production to be delivered under the terms of the prepayment facility. The call options were purchased to mitigate potential exposure to future price increases in lead and zinc.

As at June 30, 2013, a 10% increase or decrease of metal prices at June 30, 2013 would have the following impact on net earnings:

	June 30, 2013
					Effect of +/-
					10% change in
	Silver	Gold	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$887	$35	$395	$159	$1,476
Metals in doré and concentrates inventory	1,397	36	11	18	1,462
Prepayment facility	-	-	(2,502)	(2,402)	(4,904)
	$2,284	$71	$(2,096)	$(2,225)	$(1,966)

Political and Country Risk

First Majestic currently conducts foreign operations primarily in Mexico, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in currency exchange rates, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company’s exploration, development and production activities.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant's assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

OFF-BALANCE SHEET ARRANGEMENTS

At June 30, 2013, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the condensed interim consolidated financial statements and the related notes.

During 2011, the Company pledged certain properties of the San Martin Silver Mine as guarantees as part of the requirement for its tax appeal process with the Mexican tax authority (see note 23 of the condensed interim consolidated financial statements for the three months ended June 30, 2013 and “Income Taxes” below).

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the quarter ended June 30, 2013, there were no significant transactions with related parties outside of the ordinary course of business.

SUBSEQUENT EVENTS

Subsequent to June 30, 2013:

a)	100,000 options were exercised for gross proceeds of CAD$404,000;
b)	15,000 options were granted with a weighted average exercise price of CAD$11.16 and expire in five years from the grant date; and
c)	15,000 options were cancelled.

Pursuant to the above subsequent events, the Company has 116,921,840 common shares outstanding as at the date on which these consolidated financial statements were approved and authorized for issue by the Board of Directors.

CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined as follows:

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to Proven and Probable Reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Commencement of commercial production and production levels intended by management

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property or mill expansion has reached the commercial production levels intended by management, such as daily average production levels and recoveries. The results of operations of the Company during the periods presented in these condensed interim consolidated financial statements have been impacted by management’s determination that the cyanidation plant at the La Parrilla mine was commissioned on March 1, 2012 and the Del Toro 1,000 tpd flotation circuit was deemed commissioned effective April 1, 2013.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the US dollar as of January 1, 2013. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Impairment of property, plant and equipment assets and mining interests

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment assets and mining interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s property, plant and equipment and mining interests, management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s property, plant and equipment and/or mining interests.

Depreciation and amortization rate for property, plant and equipment and depletion rate for mineral interests

Depletion, depreciation and amortization expenses are allocated based on assumed asset lives. Should the asset life, depletion rate or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of income.

Estimated reclamation and closure costs

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

Mineral reserve estimates

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

Inventory valuation

Finished goods, work-in-process and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of silver contained in the stockpile ore, assumptions of the amount of silver that is expected to be recovered from the stockpile, the amount of silver in the mill circuits and assumption of the silver price expected to be realized when the silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Management executed a corporate restructuring for tax purposes effective January 1, 2008, enabling it on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. Co-incident with the tax consolidation, Mexico introduced an alternative minimum tax known as the IETU, effective January 1, 2008, to attempt to limit certain companies from avoiding taxes on their cash earnings in Mexico. Management has reviewed its IETU obligations and its consolidated tax position at June 30, 2013, and management assessed whether the benefit from these tax losses is probable. In December 2009, Mexico introduced tax consolidation reform tax rules which, effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving the benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from consolidation was realized in 2008, and as such the benefit of tax consolidation would be recaptured from 2014 to 2021. Numerous companies in Mexico are challenging the legality of these regressive tax reforms. It is unlikely that the outcome of these challenges will be determinable for several years.

During 2011, Minera El Pilón, S.A. de C.V., a subsidiary of the Company, received tax assessments from the Mexican tax authority Servicio de Administracion Tributaria for fiscal years 2004 to 2007 relating to various tax treatments with a maximum potential remittance of approximately $5.8 million (75.7 million Mexican pesos). The tax reassessments for 2004 to 2006, totalling $2.5 million (32.3 million Mexican pesos) were pursued through tax court, pledged with certain properties of the San Martin mine as guarantees. The Company has successfully won 100% of its appeals for the 2004 to 2006 tax reassessments totalling $2.5 million (32.3 million Mexican pesos). The Company is also currently defending via the administrative appeal process the tax treatments amounting to $3.3 million (43.4 million Mexican pesos) related to the 2007 tax year, pertaining to intercompany loan treatments. The Company received a favourable resolution in February 2013 for a portion of the exposure, and the Mexican tax authorities have cancelled $1.7 million (22.3 million Mexican pesos) of the 2007 reassessment claim. The remaining balance of $1.6 million (21.1 million Mexican pesos) regarding the intercompany loan treatment is currently still in appeal and pending resolution through the Mexican tax courts. The Company believes it is probable that it will defend itself successfully in all claims and has not recorded a provision for any potential tax exposure relating to these reassessments.

During 2010, La Guitarra Compañía Minera, S.A. de C.V. (“La Guitarra”), a subsidiary acquired by the Company in 2012, had a tax reassessment from the Mexican tax authorities for the fiscal year 2003 relating to ineligible VAT refunds and tax treatment of intercompany loans with a maximum potential exposure of $3.1 million (40.8 million Mexican pesos). During 2012, La Guitarra received an initial judgment in favour of the Mexican tax authorities. This judgment is not considered a final legal ruling until the conclusion of the appeals mechanism. As at December 31, 2012, La Guitarra had posted cash as collateral (“Restricted Cash”) for a bond held with the Mexican tax authorities for $3.1 million (40.8 million Mexican pesos) and also accrued a VAT payable of $3.1 million related to the tax reassessment.

In May 2013, the Company submitted a voluntary tax amnesty, and in June 2013 the Company remitted $2.4 million (31.5 million Mexican pesos) related to the 2003 tax reassessment and, in exchange, received a credit for the remaining balance of $0.7 million (9.3 million Mexican pesos). As at June 30, 2013, the 2003 tax reassessment had been fully settled with the Mexican tax authorities and the Restricted Cash was returned. The gain on settlement of $0.7 million was recorded in other income during the period.

Since the acquisition of La Guitarra in July 2012, First Majestic has filed each monthly VAT claim for the remainder of 2012, and has been pursuing a plan to recover all of the pre-acquisition VAT refunds since October 2007. In the six months ended June 30, 2013, La Guitarra had received VAT refunds related to October and November 2007 for $0.2 million (2.1 million Mexican pesos).

Due to the size, structure, complexity and nature of the Company’s operations, various tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the audited consolidated financial statements of the Company.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

  maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
  provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

During the prior quarter, the Company installed SAP ERP software in all 24 of its legal entities to enable real time consolidation and entity by entity detailed reporting and in-depth analyses. There has been a material improvement in the Company’s internal control over financial reporting during the three and six months ended June 30, 2013. None of the changes during the quarter has had a materially negative impact, or is reasonably likely to materially negatively affect, the Company’s internal control over financial reporting. Due to the extensive nature of the new SAP systems implementation, the Company chose to eliminate the auditor’s review for the prior quarter to allow time to complete the installation and reporting of the first quarter financial results. The Company resumed quarterly reviews for the second quarter of 2013 and has ensured that the year to date results are fully reviewed.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

  SEDAR at www.sedar.com;
  the Company’s Annual Information Form; and
  the Company’s audited consolidated financial statements for the year ended December 31, 2012 and the unaudited condensed interim consolidated financial statements for the quarter and year to date ended June 30, 2013.